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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Jack Miller, P.Eng. Joins Kiska’s Board of Directors,

Key Personnel Added To Technical Team and Options Granted

KSK 11-09

Vancouver, BC – June 27, 2011: Kiska Metals Corporation (“Kiska or the Company”) reports the addition of Jack Miller, P.Eng. to the Company’s Board of Directors at the Annual General Meeting held in Vancouver on June 23. Mr. Miller’s leadership and expertise in advanced project development and mine construction will be integral to the progression of the Company’s flagship Whistler Project in Alaska. The Company is also pleased to announce that Geoff Chater has been appointed Chairman of the Board of Directors.

Mr. Miller holds a B.A.Sc. and an M.A.Sc. in geological engineering and is a registered professional engineer. Jack has held various site operating and head office leadership roles in multiple base and precious metal operating companies. In these roles, Mr. Miller has been responsible for the entire mine development cycle; starting from exploration, through development and finally to operations. His most recent role, prior to retirement in 2010, was Chief Operating Officer for Quadra FNX Mining Ltd.

Jack Miller was elected along with six returning directors:  Geoff Chater, Bipin Ghelani, John Kanellitsas, George Ireland, Mark Selby and Jason Weber. Shareholders also voted in favour of retaining the Company’s current auditors, Hay and Watson, as well as the Company’s stock option plan.

“Geoff Chater’s strong leadership abilities combined with his understanding of financial markets is particularly timely,” stated Jason Weber, President and CEO of Kiska Metals. “Whistler is a very large project that will require Kiska to continue to evolve in terms of personnel and financial strength. Mr. Chater understands the challenges faced at the project and financial level and we welcome his knowledge in helping lead us through this transition.”

“The addition of Jack Miller to our Board of Directors provides expertise in project development that will be extremely valuable as we move the Whistler Project forward. He has a proven record in the mining industry and possesses a hard-earned skillset in mine building,” stated Geoff Chater, Chairman of the Board of Kiska Metals Corporation. “David Caulfield, as our outgoing Co-Chairman, was the first to recognize the value Mr. Miller will bring to Kiska and was instrumental in encouraging Jack to join the Board. We are very thankful for David’s contribution to the Board and his ongoing leadership as Vice President of Business Development.  Lastly, we would like to thank outgoing Co-Chairman John Kanellitsas for his contributions and strong support.”

The Board of Directors would like to thank David Caulfield for his outstanding service to Kiska. David was a founder of Rimfire Minerals Corporation, which merged with Geoinformatics Exploration Inc. to form Kiska in August of 2009. David continued as Co-Chairman of the Board with John Kanellitsas after the merger and was a strong member of the team whose insight and contribution was valued highly. Mr. Caulfield will continue to contribute at the senior management level with Kiska as the Company’s Vice President of Business Development.

Additions to the Kiska Technical Team

Kiska has strengthened the technical team responsible for the exploration of the Whistler Project, Alaska. Recent additions include the addition of Brett Marsh as Resource Geologist and Scott McKeag as Senior Project Geologist, focusing on Island Mountain.

Mr. Marsh has over 15 years of mining and geologic experience covering exploration, development and production.  He specializes in the definition, facilitation and supervision of 2D and 3D geologic modeling along with geologic database preparation and management, report preparation and presentation, and brownfield/near mine exploration. He holds Master’s degrees in Business Administration and Geology from Arizona State University, a Bachelor’s degree in Geology from SUNY Fredonia. Brett’s most recent position was Global Project Manager with Newmont Mining Company.

Mr. McKeag’s previous position was senior production geologist for Coeur Alaska's Kensington Gold Mine in southeastern Alaska. Scott holds a Bachelor’s degree in Earth Science from Cal Poly Pomona and a Master’s degree in Geology from the University of Otago in New Zealand.  During his geological career, he has spent time in Australasia and Oceania conducting gold exploration and has spent seven years as an open pit and underground production geologist.

The Company has also added Dr. Colin Barnett to its Advisory Board. Dr. Barnett is a principal of BW Mining, a company established in 2004 to apply modern data mining techniques in the search for new mineral deposits. Previously he was Director of Exploration Technology for Newmont Mining Corporation before forming BW Mining. He received his BA and MA in Natural Sciences from Cambridge, his M.Sc. in Geophysics from Imperial College London, and his Ph.D. in Geophysics from the Colorado School of Mines. During a 30-year career with Newmont, he was responsible for numerous innovations, including the first practical ground time-domain electromagnetic system known as EMP. Dr. Barnett joins Henry Awmack and Rob Duncan as advisors to the Company.

Stock Options Granted

The Company has granted 1,985,000 incentive stock options to directors, officers, employees and consultants of the Company at a price of $0.70, expiring June 26, 2016. Individual grants exceeding 30,000 per person will vest over two years. Options are granted in accordance with the Company's Incentive Stock Option plan approved at the Annual General Meeting held June 23, 2011.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.